UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Business Update

On December 10, 2025, Vertical Aerospace Ltd. (the “Company”), a global aerospace and technology company that is pioneering electric aviation, announced the unveiling of Valo, a zero operating emission electric vertical take-off and landing (eVTOL) aircraft that the Company intends to design, manufacture and commercialize for deployment in the advanced air mobility (AAM) market. Valo represents the successor to the Company’s VX4 prototype and incorporates a more advanced design informed by data and findings generated through the Company’s piloted test program. The Company’s previously disclosed development, certification and commercialization targets, goals and objectives in respect of the VX4 aircraft shall, from the date of this announcement, be deemed to refer to the Valo aircraft.

Press Release

On December 10, 2025, the Company issued a press release in relation to the announcement of its new aircraft design, a copy of which is furnished as Exhibit 99.1 hereto.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding introduction of the Valo aircraft, the certification and the commercialization of Valo and the timing thereof, the final design and manufacture of Valo, the features and capabilities of Valo, the build of certification aircraft and timelines for that, Vertical’s business strategy and plans and objectives of management for future operations, including capital expenditure requirements, which may be higher than anticipated; our ability and plans to raise additional capital to fund our operations; the completion of the piloted test programme phases including transition flight on the intended timeline or at all; the assumptions underlying the Company’s goals, including Flightpath 2030; the differential strategy compared to our peer group; expectations surrounding pre-orders and commitments; our plans for capital expenditures, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 11, 2025, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. the Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K (excluding Exhibit 99.1) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756, File No. 333-284763 and File No. 333-287207) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of Vertical Aerospace Ltd. dated December 10, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: December 10, 2025	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer